# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inozyme Pharma, Inc., CIK 0001693011
CUSIP: 45790W108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 Summer Street, Suite 400, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 07/01/2025
Amends the filing with accession number 0001193125-22-127861
Filed by CIK 0001695076
Persons authorized to receive notices and communications: Robert Hopfner, Pivotal bioVenture Partners Fund I UGP, 501 2nd Street, Suite 200, San Francisco, California (CA), 94107, (415) 697-1002; Louis Rambo, Proskauer Rose, LLP, 1001 Pennsylvania Avenue NW, Suite 600, Washington, District Of Columbia (DC), 20004-2533, (202) 416-6800

## Reporting persons
- Pivotal bioVenture Partners Fund I, L.P. (CIK 0001695076): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pivotal bioVenture Partners Fund II, L.P. (CIK 0001857522): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pivotal bioVenture Partners Fund II G.P. Ltd: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pivotal bioVenture Partners Fund I G.P., L.P. (CIK 0001752862): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pivotal bioVenture Partners Fund I U.G.P. Ltd (CIK 0001752847): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pivotal Partners Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pivotal Life Sciences Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Nan Fung Life Sciences Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NF Investment Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Nan Fung Group Holdings Limited (CIK 0001782539): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Inozyme Pharma, Inc.
Address of issuer's principal executive offices: 321 Summer Street, Suite 400, Boston, Massachusetts (MA), 02210

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) and Item 5(e) are amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons tendered an aggregate of 4,494,851 shares of Common Stock in a tender offer at a price of $4.00 per share, which were accepted by BioMarin Pharmaceutical Inc., the offering party, one minute past 11:59 p.m. Eastern Time on June 30, 2025 (the "Tender Offer").
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On July 1, 2025, following the settlement of the Tender Offer, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.

## Signatures
- Pivotal bioVenture Partners Fund I, L.P.: /s/ Robert Hopfner, Director, By Pivotal bioVenture Partners Fund I G.P., L.P., its general partner; by Pivotal bioVenture Partners Fund I U.G.P. Ltd, its general partner (08/27/2025)
- Pivotal bioVenture Partners Fund II, L.P.: /s/ Peter Tuxen Bisgaard, By Pivotal bioVenture Partners Fund II G.P., Ltd, its general partner; By Peter Tuxen Bisgaard, Director (08/27/2025)
- Pivotal bioVenture Partners Fund II G.P. Ltd: /s/ Peter Tuxen Bisgaard, Peter Tuxen Bisgaard, Director (08/27/2025)
- Pivotal bioVenture Partners Fund I G.P., L.P.: /s/ Robert Hopfner, By Pivotal bioVenture Partners Fund I U.G.P. Ltd, its general partner; By Robert Hopfner, Authorized Signatory (08/27/2025)
- Pivotal bioVenture Partners Fund I U.G.P. Ltd: /s/ Robert Hopfner, Robert Hopfner, Authorized Signatory (08/27/2025)
- Pivotal Partners Ltd: /s/ Sun Xintong, Sun Xintong, Director (08/27/2025)
- Pivotal Life Sciences Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (08/27/2025)
- Nan Fung Life Sciences Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (08/27/2025)
- NF Investment Holdings Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (08/27/2025)
- Nan Fung Group Holdings Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (08/27/2025)